Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934

                           Payment Data Systems, Inc.

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                                (Name of Issuer)
                    Common Stock, par value $0.001 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)
                                    70438S103
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                                 (CUSIP Number)
                                 Michael R. Long
                             Chief Executive Officer
                           12500 San Pedro, Suite 120
                            San Antonio, Texas 78216
                                 (210) 249-4100

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)
                                 March 28, 2005

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             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [ ]

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
--------------------------------------------------------------------------------




CUSIP No. 70438S103

   1.       Name of Reporting Person:      I.R.S. Identification Nos. of above persons (entities only):
            Louis A. Hoch

   2.       Check the Appropriate Box if a Member of a Group (See Instructions):
            (a)  [ ]
            (b)  [ ]

   3..      SEC Use Only:

   4.       Source of Funds (See Instructions):
            SC

   5.       Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): [ ]

   6        Citizenship or Place of Organization:
            United States

                    7.          Sole Voting Power:
                                2,915,329(1)

Number of
Shares              8.          Shared Voting Power:
Beneficially                    0
Owned by
Each Reporting      9.          Sole Dispositive Power:
Person With                     2,915,329(1)

                    10.         Shared Dispositive Power:
                                0

   11.      Aggregate Amount Beneficially Owned by Each Reporting Person:
            2,915,329

   12.      Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions):
            [ ]

   13       Percent of Class Represented by Amount in Row (11):
            11.1%

   14       Type of Reporting Person (See Instructions):
            IN


1 Includes 1,190,000 shares not currently outstanding but subject to currently exercisable options.

Item  1.  Security  and  Issuer

This statement relates to shares of common stock, par value $0.001 per share, of Payment Data Systems, Inc., a Nevada corporation. The address of the principal executive office of Payment Data Systems, Inc. is 12500 San Pedro, Suite 120, San Antonio, Texas 78216.

Item  2.  Identity  and  Background

(a)     Louis  A.  Hoch
(b)     12500  San  Pedro,  Suite  120,  San  Antonio,  Texas  78216
(c) Mr. Hoch is employed by Payment Data Systems, Inc. as its President and Chief Operating Officer. The address of the principal executive office of Payment Data Systems, Inc. is 12500 San Pedro, Suite 120, San Antonio, Texas 78216.
(d) During the last five years, Mr. Hoch has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, Mr. Hoch has not been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f)     United  States

Item  3.  Source  and  Amount  of  Funds  or  Other  Consideration

On March 28, 2005, Mr. Hoch was granted 999,950 shares of common stock. These shares were granted to Mr. Hoch as a result of his employment with Payment Data Systems, Inc.

Item  4.  Purpose  of  Transaction

In a private transaction, Mr. Hoch was granted 999,950 shares of common stock. These shares were granted to Mr. Hoch as a result of his employment with Payment Data Systems, Inc.

Item  5.  Interest  in  Securities  of  the  Issuer
(a) Mr. Hoch is the beneficial owner of 2,915,329 shares, or 11.1% of the outstanding common stock of Payment Data Systems, Inc. as of March 28, 2005, which includes 1,190,000 shares issuable pursuant to stock options granted by Payment Data Systems, Inc. that are vested and fully exercisable.
(b) Mr. Hoch has sole voting power and sole dispositive power with respect to the shares of common stock reported herein.
(c) During the past sixty days, the only transactions in the common stock by Mr. Hoch other than as described in Item 3 above were the following open market sales effected pursuant to a 10(b)5-1 trading plan effective as of November 16, 2004:

               Date         Price   Number of Shares Sold
               ---------    ------  ---------------------
               3/11/2005    $ 0.29                  5,000
               3/14/2005    $0.275                  4,000
               3/16/2005    $0.255                  2,500
               3/18/2005    $ 0.25                 10,000
               3/21/2005    $ 0.25                  5,000
               3/23/2005    $ 0.24                  1,000
               3/24/2005    $ 0.23                  2,000
               3/30/2005    $0.267                  5,500

(d)     Not  applicable.
(e)     Not  applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

Mr. Hoch was granted 999,950 shares of common stock that vest one-third on March 28, 2006, one-third on March 28, 2007, and one-third on March 28, 2008. Mr. Hoch may acquire 1,190,000 shares of common stock issuable pursuant to stock options granted by Payment Data Systems, Inc. that are vested and fully exercisable.

Item  7.  Material  to  Be  Filed  as  Exhibits

Not  applicable.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  April  7,  2005

                                       /s/  Louis  A.  Hoch
                                       --------------------
                                       Louis  A.  Hoch
                                       President  and  Chief  Operating  Officer